Exhibit 99.(a)(5)(iii)

H&Q LIFE SCIENCES INVESTORS

ANNOUNCES FINAL RESULTS OF TENDER OFFER

Boston, MA, June 2, 2011 — H&Q Life Sciences Investors (NYSE: HQL) (the “Fund”) announced today the final results of its tender offer (the “Tender Offer”) to acquire up to 35% of its outstanding shares (“Shares”) for cash at a price equal to 98% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the Tender Offer expires.  The Tender Offer expired at 11:59 p.m., Eastern time, on May 31, 2011.

Based on final information, 11,547,395.4354 Shares, or approximately 52% of the Fund’s outstanding Shares, were properly tendered and not withdrawn prior to the expiration date.  In accordance with the terms of the Tender Offer, 7,796,312 Shares have been accepted for cash payment at a price equal to $13.3672 or 98% of the Fund’s NAV of $13.64 as of the close of regular trading on the New York Stock Exchange on June 1, 2011.  Because the Tender Offer was oversubscribed, all tenders of Shares were subject to pro-ration at a ratio of approximately 67.5157%.  Following the purchase of the tendered Shares, the Fund will have approximately 14,478,866 Shares outstanding.

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H&Q Life Sciences Investors is a closed-end fund that invests in public and private companies in the life sciences industry. Hambrecht & Quist Capital Management LLC, based in Boston, serves as Investment Adviser to the Fund. Shares of the Fund can be purchased on the New York Stock Exchange through any securities broker.

For more information about H&Q Life Sciences Investors, please visit www.hqcm.com.